CUSIP NO. 784406 10 0

1.	Preston Leete Smith

2.	NA

3.	NA

4.	United States of America

5.	665,719

6.	0

7.	665,719

8.	0

9.	665,719

10.	NA

11.	11.5

12.	IN

Item 1(a).	S-K-I Ltd.

Item 1(b).	c/o Killington Ltd.
         		Killington, Vermont 05751

Item 2(a).	Preston Leete Smith

Item 2(b).	S-K-I Ltd.
         		c/o Killington Ltd.
		         Killington, Vermont 05751

Item 2(c).	United States of America

Item 2(d).	Common Stock

Item 2(e).	784406 10 0

Item 3.		Inapplicable

Item 4.		(a) Amount Beneficially Owned as of December 31, 1994;  665,719

		(b) Percent of Class;  11.5

		(c) Number of shares as to which such person has:
		(I) sole power to vote or to direct the vote:  665,719
		(ii) shared power to vote or to direct the vote:  0
		(iii) sole power to dispose or to direct the disposition of:  665,719
		(iv) shared power to dispose or direct the disposition of:  0

Item 5.		Inapplicable

Item 6.		Inapplicable

Item 7.		Inapplicable

Item 8.		Inapplicable

Item 9.		Inapplicable

Item 10.		Inapplicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 25, 1995

Signature:  Preston Leete Smith